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                             April 16, 2021

       Benjamin Slager
       Chief Executive Officer
       Alliance BioEnergy Plus, Inc.
       3710 Buckeye Street, Suite 120
       Palm Beach Gardens, FL 33410

                                                        Re: Alliance BioEnergy
Plus, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Filed April 6, 2021
                                                            File No. 000-54942

       Dear Mr. Slager:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2020

       Item 9A. Controls and Procedures, page 19

   1. We note that you have provided the internal control over financial reporting disclosures pursuant to Item 308 of
Regulation S-K, but you did not provide an evaluation of your disclosure controls and
procedures pursuant to Item 307 of Regulation S-K. Please
                                                        amend your filing to
include the disclosures required by Item 307 of Regulation S-K.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Benjamin Slager
Alliance BioEnergy Plus, Inc.
April 16, 2021
Page 2

       Please contact Eric Atallah at (202) 551-3663 or Jeanne Baker, Senior Accountant, at
(202) 551-3691 with any questions.



FirstName LastNameBenjamin Slager                          Sincerely,
Comapany NameAlliance BioEnergy Plus, Inc.
                                                           Division of
Corporation Finance
April 16, 2021 Page 2                                      Office of Life
Sciences
FirstName LastName